Tenet Healthcare Corporation

1445 Ross Avenue, Suite 1400

Dallas, Texas 75202

(469) 893-2200

October 16, 2013

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Tenet Healthcare Corporation
Registration Statement on Form S-4 (File No. 333-191613)

Ladies and Gentlemen:

This letter is sent on behalf of Tenet Healthcare Corporation (the “Company”) in connection with the above referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange up to $2,800,000,000 aggregate principal amount of its 8.125% Senior Notes due 2022 for a like principal amount of its outstanding 8.125% Senior Notes due 2022.

Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby respectfully requests that the effective time of the Registration Statement be accelerated to 4:00pm, Eastern Time, on October 16, 2013 or as soon as practicable thereafter.

The Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Andrew Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 or the undersigned at (469) 893-2200 with any questions or comments concerning this letter.

Kind regards,

/s/ Paul A. Castanon
Paul A. Castanon
Vice President and Deputy General Counsel,
Tenet Healthcare Corporation

cc:           Andrew L. Fabens, Gibson, Dunn & Crutcher LLP